SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 7 to

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                                  METALINK LTD.
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                                (Name of Issuer)

                 Ordinary A Shares, par value NIS 0.10 par share
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                         (Title of Class of Securities)

                                  M 69897 10 2
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                                 (CUSIP Number)

                                  Uzi Rozenberg
                                c/o Metalink Ltd.
                               Yakum Business Park
                               Yakum 60972, Israel
                                 972-9-960-5388
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 21, 2007
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

-----------------------        ------------------         ----------------------
CUSIP No.  M 69897 10 2                13D                           Page 2 of 5
-----------------------        ------------------         ----------------------

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1    NAME OF REPORTING PERSON:           UZI ROZENBERG
     I.R.S. IDENTIFICATION NO.           N/A
     OF ABOVE PERSON (ENTITIES ONLY):
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (A)  [_]
     (B)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS:
     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e):         [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     ISRAEL
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                   7    SOLE VOTING POWER:
                        0
 NUMBER OF         -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER:
BENEFICIALLY            4,775,348
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER:
 REPORTING              0
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        4,775,348
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     4,775,348
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     24.0%*
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14   TYPE OF REPORTING PERSON:
     IN
--------------------------------------------------------------------------------

* Based on 19,858,621 Ordinary Shares issued and outstanding.


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


ITEM 1. SECURITY AND ISSUER.

     This Amendment No.7 amends and supplements the Schedule 13D filed by Uzi Rozenberg (the "Reporting Person") with the Securities and Exchange Commission on March 7, 2002 (as amended on November 6, 2002, December 5, 2002, February 12, 2003, March 3, 2003, October 16, 2003 and February 8, 2005, the "Schedule 13D") in respect of ordinary A shares, par value NIS 0.10 per share (the "Ordinary Shares"), of Metalink Ltd., an Israeli company (the "Issuer").

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person has acquired the Ordinary Shares for investment purposes. The Reporting Person may acquire and sell additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Issuer, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) The response of the Reporting Person to Rows (11) through (13) of page 2 of this statement on Schedule 13D is incorporated herein by reference.

          (b) The responses of the Reporting Persons to (i) Rows (7) through
     (10) of page 2 of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

          (c) The following list the sales by the Reporting Person of the Ordinary Shares in the open market.


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


                     Number of Ordinary
  Date                 Shares sold             Price
  ----                 -----------             -----

10/18/2006                5,330               $5.5
10/26/2006                5,272               $5.5
10/27/2006                3,923               $5.5
10/30/2006               15,874               $5.5
10/31/2006                5,020               $5.5
11/1/2006                 4,581               $5.5
11/8/2006                 3,000               $5.7581
11/9/2006                 2,000               $5.7023
11/13/2006                1,098               $5.72
11/24/2006                  200               $5.72
11/29/2006                3,702               $5.7392
11/29/2006               10,000               $5.8
11/30/2006                5,000               $5.85
11/30/2006                5,000               $5.90
12/1/2006                    51               $5.95
12/4/2006                 5,000               $6.05
12/4/2006                 2,500               $6.15
12/4/2006                 2,500               $6.10
12/5/2006                   999               $6.20
12/5/2006                 1,450               $6.25
12/5/2006                 2,500               $6.20
12/6/2006                   116               $6.25
1/23/2007                 1,960               $6.36
1/23/2007                 2,500               $6.25
2/7/2007                  2,500               $6.20
2/14/2007                 7,500               $6.21
2/16/2007                   150               $6.23
2/20/2007                   497               $6.28
2/26/2007                 1,250               $6.22
3/19/2007                25,000               $6.25
3/20/2007                30,000               $6.40
3/21/2007                35,000               $6.56
3/22/2007                 7,611               $6.75
3/23/2007                11,663               $6.79

     Except as set forth in this Item 5, the Reporting Person has not had any other transaction in the Ordinary Shares that were effected during the past sixty days that has not previously been reported.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2007

                                                     /s/ Uzi Rozenberg
                                                     -----------------
                                                     Uzi Rozenberg



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